Exhibit 12.2

Sierra Pacific Power Company

	Three Months Ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	Amounts in 000’s
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$21,968	$13,272	$57,709	$52,074	$18,577	$(23,275)	$(13,968)
Income Taxes	9,571	7,672	$27,829	28,379	325	(12,237)	(4,491)

Income (Loss) From Continuing Operations before Income Taxes	31,539	20,944	85,538	80,453	18,902	(35,512)	(18,459)
Fixed Charges	18,486	19,627	79,093	72,652	67,685	101,514	79,303
Capitalized Interest-(allowance for borrowed funds used during construction)	(2,784)	(630)	$(5,505)	(1,504)	(2,849)	(3,276)	(1,858)
Total	$47,241	$39,941	$159,126	$151,601	$83,738	$62,726	$58,986

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$18,486	$19,627	$79,093	$72,652	$67,685	$101,514	$79,303

Total	$18,486	19,627	79,093	72,652	$67,685	$101,514	$79,303

RATIO OF EARNINGS TO FIXED CHARGES	2.56	2.04	2.01	2.09	1.24	—	—
DEFICIENCY	$—	$—	$—	$—	$—	$38,788	$20,317

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.